

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 26, 2007

Mr. Collin Visaggio
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated February 15, 2007**
> **File No. 1-32179**

Dear Mr. Visaggio:

We have reviewed your filing and response letter and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2005

General

1. Please submit the response material provided on March 6, 2007, March 14, 2007 and March 20, 2007 on EDGAR at your earliest convenience. If you believe any of this material would be appropriately covered by FOIA Rule 83, and you elect to follow that guidance, you may submit the material with information for which confidential treatment is being sought redacted.

Financial Statements

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26

2.   We understand that you believe the nature of your indirect participation arrangement is best described as a conveyance under SFAS 19. Please tell us how you have considered the following:

Nature of the Contractual Interests

FIN 46R: Please explain how you considered the scope and application of FIN 46R to the contractual mineral interests. In particular, please explain why the drilling locations, individually or in the aggregate, do not meet the definition of an entity in paragraph 3 of FIN 46R, if that is your view. If you believe the eight-well drilling program meets the definition of an entity in paragraph 3 of FIN 46R, explain whether you believe FIN 46R or ARB 51 would apply, and how the accounting under this literature would compare to your current methodology.

We understand that you presently consolidate the activity attributable to the indirect participating interest properties. We are interested in the conclusions you reach on whether the interests are variable interests, or otherwise equity interests, as these may provide some insight into the nature of the non-financial liability. In the event that the interests are found to be within the scope of FIN 46R or ARB 51, tell us if you would consider the investors' interests to be more appropriately classified as a minority interest, than as a non-financial liability.

Nature of the Non-Financial Liability

Nature of the liability: There appear to be four alternatives regarding the eventual disposition of the amount you have recorded as a non-financial liability, including: (1) the holder of the interest will receive cash upon default, (2) the holder will maintain an indirect equity interest in the oil wells, (3) the holder will obtain a direct interest in the oil wells, or (4) the holder will convert into common shares of the Company. Please explain how you considered these alternatives in determining the nature of the liability is that of a non-financial instrument.

Multiple Elements in a revenue transaction: If you believe the interests are not within the scope of FIN 46R or ARB 51, explain how you considered the scope and application of EITF 00-21 to what appears to be a multiple element arrangement, consisting of: (a) the obligation to perform exploration and drilling services; (b) the sale of an interest in profits from any future well output, and (c) the contingent derivative conversion feature discussed below. If the arrangement is a revenue transaction, tell us over what period and using what attribution model that revenue for the units of accounting would be recognized.

Accretion of the Non-Financial Liability: We understand that you believe the substance of the arrangement is not a borrowing under SFAS 19. However, in your Form 40-F, Note 17, you indicate that you are accreting the non-financial liability annually. Please identify the accounting literature that you believe permits accretion of non-financial obligations to perform services.

Derivative Conversion Feature

Registration Rights Agreement: The basis for your derivative recognition and measurement appears to be founded on the application of EITF 00-19, and the underlying shares registration rights agreements. The registration rights agreement appears to specify penalties for the failure to initially register the shares underlying the conversion option for resale (Section 2(b)), but does not appear to clearly define the damages that would be incurred upon the failure to initially list the shares underlying the conversion option, or upon the failure to maintain the resale registration statement or the exchange listing. Please address the following:

- Tell us how the penalties are determined in these situations.

- Explain how these penalties have been considered in determining whether the embedded conversion option meets the requirements in EITF Issue No. 00-19.

Please advise us as to which view you adopted under the EITF 05-4 Issues Paper and why that view results in a conclusion that the embedded conversion option requires bifurcation from the host contract. We note from your response letter dated February 15, 2007 that you did not separately account for the registration rights agreement from the conversion option. As such, we surmise that you adopted either View A, View B, or View B' of the EITF 05-4 Issues Paper.

If you adopted View A of the EITF Issues Paper, please submit your calculations and conclusions regarding whether the maximum potential liquidated damages penalty payable exceeded a reasonable estimate between the difference in the fair value between registered and unregistered shares. Otherwise, please inform us as to whether you adopted View B or View B'

Separate Recognition: If the conversion feature is ultimately found to have met the requirements for derivative recognition, the approach taken in estimating the fair value of the embedded derivative would appear to require revision, based on the following observations from your letter dated October 24, 2006, or other disclosures in your filing, as indicated:

- The fair value of the conversion feature and the non-financial liability were adjusted to their respective relative fair values, based upon total proceeds received.

- The Black-Scholes Model was utilized to determine the fair value of the conversion feature, and you indicate that the use of other valuation methodologies, including a binomial tree model, would yield materially similar results.

- In your Form 40-F, Note 17, you disclose that you applied a pro-rata portion of the financing fees and transactions costs to the derivative liability for Canadian GAAP, but applied all of the transaction costs to the host non-financial liability for U.S. GAAP.

We do not believe that use of the relative fair value methodology is appropriate in circumstances where a derivative liability exists, as this necessarily results in an amount other than fair value being assigned to an instrument that is required to be reported at fair value. In these circumstances, the entire fair value of the derivative should be recognized regardless of the consideration received.

As for the valuation models, it is not clear how your application of either model considered all significant assumptions in estimating the fair value of the embedded conversion option. For example, the fair value of the conversion option does not appear to be independent, relative to the probability of achieving successful levels of future net profits associated with the drilling prospects. Although we realize you have identified this relationship in your October 24, 2006 response letter, we could not determine how you incorporated this factor into your model. Please explain how the Black-Scholes Model initially and subsequently considers this component, if that is your view.

Finally, we believe the transaction costs should be initially allocated among the host contract and the embedded derivative for US GAAP, except that any allocation of fees and expenses to derivative elements would then need to be expensed in order to report the derivative liability at fair value.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: InterOil General Counsel